October 11, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attn:	Ms. Melissa Kindelan
Ms. Kathleen Collins

RE:	CarGurus, Inc. Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 25, 2022

Form 10-Q for the Quarterly Period Ended June 30, 2022

Filed August 8, 2022

Form 8-K Furnished August 8, 2022
File No. 001-38233

Dear Ms. Kindelan and Ms. Collins:

On behalf of CarGurus, Inc. (the “Company”), we are respectfully requesting an extension regarding the proposed date to file the Company’s response to the comment letter dated September 20, 2022 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above referenced filings by the Company. In accordance with our recent conversations, the Company expects to provide its response to the Comment Letter no later than October 21, 2022.

Thank you for your consideration of our request. Please call me at (617) 354-0068 should you have any questions or require further information.

Sincerely,

/s/ Javier Zamora
Javier Zamora
General Counsel and Corporate Secretary

cc:	Jason Trevisan, CarGurus, Inc., Chief Executive Officer
Laurie Cerveny, Morgan, Lewis & Bockius LLP